Date : January 26, 2012

Via EDGAR

United States Securities and Exchange Commission

100F Street, N.E.

Washington D.C., 20549-7010

Att: Sonia Bednarowski or John Sticke,, Staff Attorneys

Division of Corporation finance

Re: Global Seed Inc.,

Amended Registration Statement on Form S-1

Filed October 4, 2011

File No.333-177157

Dear Ms. Bednarowski or Mr. Stickel:

In response to your lettered dated January 4, 2011, concerning the Registration Statement on Form S-1( Amendment No:2) filed on December 19, 2011, we have provided the response below and an extra copy with yellow highlighted for your review.

1. Response: We have revised the section to provide the anticipatory nature of our proposed operations as follow:

"We anticipated our real estate listings provide photos, features, and amenities. Our proposed journal goes beyond real estate listings. " Page 15.

"Our proposed journal is free and accessible at the Chinese speaking neighborhood supermarkets" Page 15.

2. Response: We have made the appropriate revision as follow:

"Estimated solely for the purpose of calculating the registration fee which was computed in accordance with Rule 457(o) under the Securities Act of 1933, as amended."

3. Response: We have reconciled the different as follow:

"Based on our projected plan of operations, our monthly "burn rate" is $4,000 and our cash position could sustained our operation for the next twelve months." Page 5.

"Based on our projected plan of operations, our monthly "burn rate" is $4,000." Page 5.

4. Response: We have made revisions based on our updated financial statements as follow:

"As of December 31, 2011, we have not generated any revenue and our assets consist of $51,209... Page 5

"As of December 31, 2011, we have $ 51,209 in cash for general and administrative expenses..."

Page 17.

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5. Response: We have provided the following responses to your comment:

"There is no available information regarding the number of Chinese-American who could read Chinese in Houston; however, we believe well over 70% of Chinese-American who could read Chinese in Houston." Page 16.

6. Response: We following statement has been removed from our registration statement.

"The journal will feature local Chinese American news, photography, illustration, design, and production." Page 17.

7. Response: We have added the following statement:

" ..... there is no guarantee that we will be able to raise additional capital through the sale of equity or debt securities and advanced funds from our officer and director." Page 17.

8. Response: We have revised the following statement as follow:

"The estimate monthly cost associated with printing and distributing each monthly journal are as follow: printing $1,200, salary: $1,500, marketing and distribution: $900; Office Expense: $1,200." Page 17.

9. Response: We have removed the following statement. In addition, we have response to your second part of your comment regarding our competitors.

"There is a certain risks associated with attempting to gain market share by charging a fixed amount less than our competitors. We may earn less in revenue due to our lower profit margin; our competitors may also lower their advertising rates to gain existing market shares; however... Page 18.

" Our competitors are monthly Chinese language publishers who offer similar products and services in Houston, Texas." Page. 18.

10. Response: We have reconciled our disclosure as follow:

"Our initial monthly circulation will be 2,000 copies in Houston, Texas" Page 18

"Our initial monthly circulation will be 2,000 copies in Houston, Texas" Page 21.

11. Response: We have revised the statement as follow:

"Our current commission for advertising sale is 15% of the gross sale and we do not yet have sales representatives." Page 19.

12. Response: We have removed the following statement:

" As of the date of this prospectus, Mr. Su Zhi Da, our President, hold 2,500,000 shares that may be sold pursuant to Rule 144."

13. Response: We have made the following disclosure regarding our " fund raising activities" as follow:

" We have raised an aggregate of $47,500 through private placements of our securities offerings." Page 21.

14. Response: We have reconciled the following statements:

"The projected expenses that will be incurred during the 12 months period will be $48,800." Page 17.

"We may require up to $48,800 in expanding our operations as outlined in the table below." Page 21.

15. Response: We have added the cost of installing the newsstands at Plan of Operations, page 21.

16. Response: We have revised this section and the basis of our belief that we can achieve a monthly circulation of 10,000 copies within three year:

" There is no guarantee that we will be able to achieve the monthly circulation as of the estimated dates and there is no guarantee that we will ever be able to achieve a monthly circulation of 10,000 copies within three years." Page 21

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"Our initial monthly circulation will be 2,000 copies in Houston, Texas. For the Second year of operation, we believe our monthly circulation will be 3,000 copies. For the third year of operation, we believe our monthly circulation will be 10,000 copies. Once we have implemented our journal in the Internet format, we believe that we will be able to attract more advertisers and readers."

17. Response: We have revised this section as follow:

"The estimated cost of adding an electronic version of our journal on our website is $5,000."

18. Response: We have add the additional design services offered by our independent print contract to the table. Our estimated yearly budget for $800 for design already included the charge of $25 for each advertising design project.

"Our independent printing contractors charge $25 for each advertising design project. Our estimated yearly budget for $800 for design already included the charge of $25 for each advertising design project. Page 16.

19. Response: We have revised the following statement:

" there is no guarantee that we will be able to purchase articles for $0.01 per word count." Page 21.

20. Response: We have revised the following statement:

" We believe any readers are motivated to pick up free newspapers, magazines or journals at supermarkets. We believe the readers' presence increase foot traffics to the supermarkets for shopping." Page 21

21. Response: We have remove the following statement:

" We will also offer local journalists to join our organization and offer them a higher rate of commission to sign up new advertisers." Page 21.

22. Response: We have included a currently dated auditor's consent as Exhibit 23.1

23. Response: We have updated our financial statements as required by Rule8-08 of Regulation S-X.

if you have further questions, please contact our attorney, Send copies to:

Kristie L. Lewis

Attorney-At-Law

P.O. Box 31472

Houston, Texas 77231

Tel: (832)-598-7435 Fax: 832-553-1902

E-mail: Klewisattyatlaw@gmail.com

Please also send a extra copy to the following e-mail address: zhidasu726@yahoo.com

 Very Truly yours,

/s/ Su Zhi Da

Su Zhi Da, CEO/CFO

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